[Leiner Health Products Inc. Letterhead]

February 24, 2006

VIA, FED-EX, EDGAR AND FACSIMILE

Mr. Joseph Roesler
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549

LEINER HEALTH PRODUCTS INC.
FORM 10-K FOR THE YEAR ENDED MARCH 26, 2005
FILE NUMBER: 333-118532

Dear Mr. Roesler:

This letter sets forth the responses of Leiner Health Products Inc. (the “Company”) to the comments contained in your letter, dated January 24, 2006, relating to the Annual Report on Form 10-K for the fiscal year ended March 26, 2005 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) on June 24, 2005.

The Company respectfully acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company will ensure that all its future filings with the Commission appropriately reflect, when applicable, the staff’s comments.

The Company is filing, via EDGAR, this letter setting forth the Company’s responses to the Commission’s comments regarding its Form 10-K. Enclosed as well are two hard copies of the Company’s response letter.

ITEM 6. Selected Financial Data, page 22

Comment No. 1

1.
We do not believe it is appropriate to use EBITDA as a measure of operating performance since it attempts to eliminate recurring items. Question 8 of the Frequently Asked Questions regarding non-GAAP information states that companies must demonstrate the burden of the usefulness of the information. Please explain to us the usefulness of the information taking into consideration the following in your response:

a. The manner in which management uses the non-GAAP measures to conduct or evaluate its business.

b. The economic substance behind management’s decision to use such a measure;

c. The material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measure;

d. The manner in which management compensations for these limitations when using the non-GAAP financial measures; and

e. The substantive reasons why management believes the non-GAAP financial measures provides useful information to investors.

Response to Comment No. 1

The Company acknowledges the staff’s comment and advises the staff that it will exclude from its future filings with the Commission all references to EBITDA. The Company will continue, however, to present Credit Agreement EBITDA in its filings as part of its management’s discussion and analysis of the Company’s financial condition and results of operations. Credit Agreement EBITDA is the basis for the calculation of significant financial covenants in the Company’s credit facility and the Company believes that the current level of disclosure regarding Credit Agreement EBITDA is necessary to provide investors with adequate information to assess the Company’s ability to comply with such covenants. The Company will continue to make clear in its future filings that Credit Agreement EBITDA should not be construed as an alternative to income from operations or net income (loss) as a measure of operating results, or cash flows as a measure of liquidity.

ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, Page 34

Comment No. 2

2.
We believe that your disclosure related to estimates that reduce gross revenue such as product returns and customer allowances could be improved upon. Please tell us, in disclosure-type format, the following:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,
•	Current provision related to sales made in current period,
•	Current provision related to sales in prior periods,
•	Actual returns or credits in current period related to sales made in current period.
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Response to Comment No. 2

The Company acknowledges the staff’s comment and advises the staff that, in response to the staff’s comment, it will expand on its current disclosure related to Revenue Recognition in its upcoming Form 10-K for the year ended March 25, 2006. The Company’s disclosure will be substantially in the form below:

Revenue Recognition

In accordance with the SEC Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements and SAB No. 104, Revenue Recognition, the Company recognizes product revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting receivable is reasonably assured. These criteria are usually met upon receipt of products by the customer. The Company’s net sales represent gross sales invoiced to customers less certain related charges for contractual allowances, estimated future chargebacks and estimated product returns. Accruals provided for these items are presented in the consolidated financial statements as reductions to sales.

Contractual allowances: The contractual allowances are previously agreed upon deductions, the majority of which are recorded as a liability and shown as a separate line item on the Company’s consolidated balance sheet. Deductions from revenues for contractual allowances were approximately $40.0 million and $44.2 million in fiscal 2004 and 2005, respectively.

Future chargebacks: The allowances for future chargebacks generally represent special selling incentives offered to customers that will be charged back to the Company at a later date, which are presented as reductions of accounts receivable within the Company’s consolidated balance sheet. The Company’s procedures for estimating amounts accrued for future chargebacks are based upon quantitative and qualitative factors. Quantitatively, we use historical sales and expenses, and apply forecasting techniques in order to estimate our liability amounts. Qualitatively, management’s judgment is applied to these items to modify, if appropriate, the estimated liability amounts. Deductions from revenues for such allowances were approximately $6.2 million and $4.8 million in fiscal 2004 and 2005, respectively. Historically, actual chargebacks have been generally consistent with management’s estimates.

Product Returns: The Company generally sells products to its customers that are not subject to a contractual right of return. However, the Company accepts some product returns as an accommodation to the customer to ensure a positive ongoing business relationship. As a result, the Company records an allowance at the time of original sale based on estimated product returns that may be accepted at a later date. The allowances for future product returns are reflected as a reduction to accounts receivable within the Company’s consolidated balance sheet. Quantitatively, we use data regarding historical sales and product returns supplemented by other information including, but not limited to, customer and third party point of sale data and inventory levels as reported by certain customers. Qualitatively, management’s judgment is applied to these items to modify, if appropriate, the estimated liability amounts. The Company believes it is able to make reasonable estimates of expected product returns on the basis that historically, actual product returns have generally been consistent with management’s estimates. Deductions from revenues for product returns were approximately $0.4 million and $3.0 million in fiscal 2004 and 2005, respectively.

As with any set of assumptions and estimates, there is a range of reasonably likely amounts that may be calculated for each accrual above. However, the Company believes that there would be no significant difference in the amounts reported using any other reasonable assumptions than what was used to arrive at each accrual. The Company regularly reviews the factors that influence its estimates and, if necessary, makes adjustments when it believes that actual product returns, credits and other allowances may differ from established reserves.

The following table summarizes the activities in the Company’s accruals for contractual allowances, future chargebacks and product returns (in thousands):

	Reserve for contractual allowances	Reserve for future chargebacks	Reserve for product returns
Balance at March 29, 2003	$11,157	$916	$1,762

Current provision	40,051	6,167	368

Actual returns or credits	(41,773)	(6,348)	(1,500)
Balance at March 27, 2004	9,436	735	630

Current provision	44,197	4,823	2,996

Actual returns or credits	(43,447)	(4,955)	(2,865)
Balance at March 26, 2005	$10,186	$603	$762

Additionally, the Company advises the staff that the Company does not sell or ship products to customers as a result of incentives and/or in excess of its customer’s ordinary course of business inventory levels. In addition, the Company acknowledges the staff’s comment and will discuss in more detail in future filings the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns and future chargebacks, including the effect of changes in our estimates had on our revenues and operations, to the extent that such items are significant.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1. Formation and Operations - General, F-7

Comment No. 3

3.
Please tell us why your disclosure indicates that Vita is the only subsidiary that you consolidate. This disclosure appears to contradict other disclosure in the filing such as Note 13 that indicates there are multiple subsidiaries.

Response to Comment No. 3

The Company acknowledges the staff’s comment and advises the staff that it will revise its Formation and Operation and Principles of Consolidation disclosure in its upcoming Form 10-K for the year ended March 25, 2006 to clarify that the financial statements consolidate all of the Company’s subsidiaries, including all of its operating and non-operating subsidiaries.

Note 10. Contingencies
Other, Page F-21

Comment No. 4

4.
We note from your disclosure that you have reserved up to your insurance deductible amount of $2.0 million for the seven cases involving the ingestion of Phenylpropanolamine containing products. Please tell us why you believe it is appropriate under US GAAP, citing the specific references used, to only record a reserve for the deductible and not for the entire potential liability.

Response to Comment No. 4

The Company acknowledges the staff comment and advises the staff that, in response to the staff’s comment, it will revise its contingencies disclosure in its upcoming Form 10-K for the year ended March 25, 2006 as follows:

The Company has been named a defendant in seven pending cases alleging adverse reactions associated with the ingestion of Phenylpropanolamine (PPA) containing products that the Company allegedly manufactured and sold. Currently, none of the cases has proceeded to trial, although the Company intends to vigorously defend these allegations if trials ensue. These actions have been tendered to the Company’s insurance carrier. The Company has recorded in its condensed consolidated financial statements a liability for the entire estimated potential liability in the amount of $________, based on the opinion of outside counsel as to the probable settlement value of the cases, as well as a non-current receivable in the amount of $_________, representing the likely offsetting insurance recovery, based on the Company’s consultations with its primary insurance carrier and broker.

If the disclosure noted above had been made in the Company’s Annual Report on Form 10-K for the year ended March 26, 2005, the Company would have disclosed the entire estimated potential liability in the amount of $2,800,000 and a non-current receivable in the amount of $800,000.

Note 13. Financial information for subsidiary guarantor and subsidiary non-guarantor.

Comment No. 5

5.
We refer to your tabular disclosure where it appears that the ‘Parent and Guarantor Subsidiaries’ are both issuing the debt and guaranteeing the debt. Please clarify for us which entity is issuing the debt and which entity is guaranteeing the debt. In addition, please tell us how you complied with the requirements of Rule 3-10 of Regulation S-X. It appears based on your disclosures that you have combined the financial information of the parent and guarantor subsidiaries, when in fact they should be shown separately in accordance with Rule 3-10.

Response to Comment No. 5

The Company acknowledges the staff’s comment and advises the staff that it believes it is in compliance with the requirements of Rule 3-10 of Regulation S-X because the parent company, which is also the registrant, has no independent assets or operations of its own and owns 100% of the guarantor subsidiaries. In consequence, the Company has combined its financial information with its guarantor subsidiaries. However, in response to the staff’s comment, the Company will clarify its disclosure of financial information regarding its subsidiary guarantors and subsidiary non-guarantors in its upcoming Form 10-K for the year ended March 25, 2006, as follows:

In connection with the issuance of the Notes, the Company’s U.S. based subsidiaries, Leiner Health Services, Corp. and Leiner Health Products, LLC, guaranteed the payment of principal, premium and interest on the Notes. Since the Company has no independent assets or operations of its own and owns 100% of the guarantor subsidiaries, the disclosure below will be presented consolidating the financial information of the Company and its guarantor subsidiaries. Presented below is consolidating financial information for the Company and its subsidiary guarantors and subsidiary non-guarantors for the periods indicated.

 ***

If you have any questions regarding this letter, please do not hesitate to call me at (310) 952-1511, Marc A. Kushner of Debevoise & Plimpton LLP at (212) 909-6026 or Shahm Al-Wir of Debevoise & Plimpton LLP at (212) 909-6334.

Very truly yours,

/s/ Robert K. Reynolds
Robert K. Reynolds
Executive Vice President, Chief Operating Officer and Chief Financial Officer

cc: Ernst & Young LLP
Debevoise & Plimpton LLP
Marc A. Kushner Shahm Al-Wir